OYC 3/16/11

11020743

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-30027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly (City) IA (State) 50677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Smith 608-231-7356
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Dr. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/25

OATH OR AFFIRMATION

I, Kevin R. Cummer, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2010 are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin R. Cummer
Signature

2-25-2011
Date

Financial Operations Principal
Title

Subscribed and sworn to before me this 25th day of February, 2011.

Sharon L. Griffin
Notary Public

NOTARIAL SEAL IOWA
S[illegible] L. GRIFF[illegible]
COMM[illegible]SION NO. 224[illegible]
MY C[illegible]SSION EXPIRES
8-13-11

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition (Statement of Cash Flows).
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x)	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Included in (g) Above).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly-owned by CUNA Mutual Insurance Society, as of December 31, 2010 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and the Supplemental Schedule of Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under

the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2011

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	6,995,178
Receivable for commissions		3,485,786
Receivable-other		425,040
Deposits with clearing organizations		105,000
Total assets	$	11,011,004
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions and accounts payable to affiliates	$	1,921,090
Commissions and accounts payable to non-affiliates		190,154
Federal income tax payable to affiliate		434,787
State income tax payable		218,127
Other liabilities		2,354
Total liabilities		2,766,512
Stockholder's equity:		
Common stock--no par value with a $300 stated value; 2,000 shares authorized; 765 issued and outstanding		229,500
Retained earnings		8,014,992
Total stockholder's equity		8,244,492
Total liabilities and stockholder's equity	$	11,011,004

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Income
Year Ended December 31, 2010

Revenues:		
Commissions and fees	$	103,444,686
Trading reimbursements		2,043,794
Interest and dividends		62,107
Realized gain on investment		112,100
Other		273,609
Total revenues		105,936,296
Expenses:		
Commissions to affiliates		51,172,291
Commissions to non-affiliates		29,221,020
Clearing		958,407
Contracted services from affiliates		15,991,609
Other		26,120
Total expenses		97,369,447
Income before provision for income taxes		8,566,849
Provision for income taxes		3,256,729
Net income	$	5,310,120

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Capital stock Shares	Amount	Retained Earnings	Total
Balance at January 1, 2010	765	$ 229,500	$ 7,704,872	7,934,372
Net income	-	-	5,310,120	5,310,120
Dividend to parent	-	-	(5,000,000)	(5,000,000)
Balance at December 31, 2010	765	$ 229,500	$ 8,014,992	$ 8,244,492

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	5,310,120
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized gain on investment		(112,100)
Dividends earned and reinvested		(44,061)
Changes in assets and liabilities:		
Investment		1,686,321
Receivable for commissions		(509,936)
Receivable-other		(361,166)
Commissions and accounts payable to affiliates		(410,349)
Commissions and accounts payable to non-affiliates		(57,436)
Federal income tax payable to affiliate		(308,364)
State income tax payable		334,263
Other liabilities		(6,219)
Net cash provided by operating activities		5,521,073
Cash flows from financing activities:		
Dividend paid to parent		(5,000,000)
Net cash used by financing activities		(5,000,000)
Net increase in cash and cash equivalents		521,073
Cash and cash equivalents, beginning of year		6,474,105
Cash and cash equivalents, end of year	$	6,995,178
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes, net of refunds	$	3,230,831

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CUNA Mutual Insurance Society ("CMIS"). CMIS is a mutual life insurance company organized under the laws of Iowa for the purpose of serving the insurance needs of credit unions and their members.

The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and subject to regulations under the Securities Exchange Act of 1934. The Company markets mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services primarily to credit union members. Some of the aforementioned product offering are products managed by affiliates of the Company. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer. The clearing brokers also maintain the required detailed customer records.

As discussed in Note 5, CMIS and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Receivables and Commissions Payable—Receivables primarily represent commissions due to the Company from the clearing broker and fund families for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with such sales.

Clearing—Securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. The Company's commission revenue and expenses are reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commission Revenue and Commission Expense—Commission revenue and expense related to customers' transaction in mutual fund and insurance products related to CMIS are recorded on an accrual basis and are included in commissions and fee revenues and commissions expenses in the financial statements.

Income Taxes—The Company records income taxes in accordance with Accounting Standards Codification 740. At December 31, 2010, the Company had no differences between the book and tax basis of its assets and liabilities and as a result had no deferred income taxes.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Standards
None of the accounting guidance adopted by the Financial Accounting Standards Board in 2010 had a material impact on CBSI. There is no pending guidance which is expected to have a material impact on the Company.

3. INCOME TAXES

The Company is included in the consolidated life-nonlife federal income tax return of CMIS and certain of its domestic subsidiaries. The Company has entered into a tax sharing agreement with CMIS and its subsidiaries. The agreement provides that the allocation of tax expense between CMIS and its subsidiaries is based on each subsidiary's contribution to the consolidated federal income tax liability. The allocation is substantially in accordance with Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3). The agreement departs from Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3) in that loss subsidiaries are reimbursed regardless of the utilization of the loss in the current year.

Income tax expense attributable to income from operations is as follows:

		2010
Current tax expense:		
Federal	$	2,854,232
State		402,497
Total income tax expense	$	3,256,729

Income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to income before income tax expense due to the inclusion of state income taxes, net of the federal income tax benefit.

At December 31, 2010, the Company had no temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The Company has determined that no material uncertain tax positions exist as of December 31, 2010. As a result, the Company has not recorded any liabilities for material unrecognized tax benefits as of December 31, 2010. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax positions in income taxes, as appropriate. Tax years remaining open to examination by the Company's principal tax jurisdictions include 2005 through 2010.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2010, the Company had net capital under Rule 15c3-1 of $4,594,401 which was $4,409,967 in excess of its required net capital of $184,434, and the Company's ratio of aggregate indebtedness to net capital, as defined was 0.60 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $100,000 held on deposit at the clearing firm is treated as allowable assets for purposes of the Company's net capital computation.

5. RELATED-PARTY TRANSACTIONS

CMIS provides services to CBSI as defined in an expense sharing agreement and charges CBSI for the cost of such services. The agreement covers expenses related to sales and marketing, administrative, operations, other support and infrastructure costs. Total expenses related to CBSI for services provided by CMIS for the year ended December 31, 2010 were reported as follows on the accompanying statement of income.

		2010
Commissions to affiliates	$	51,172,291
Contracted services from affiliates		15,991,609
Total related-party expenses	$	67,163,900

Commissions and accounts payable to affiliates at December 31, 2010 includes $3,674,844 due to CMIS for expenses paid by CMIS on behalf of CBSI per an expense sharing agreement. Commissions and accounts payable to affiliates were netted against accounts receivable from affiliates for presentation on the statement of financial condition.

Related party balances are generally settled monthly.

6. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2010, the Company has recorded a liability of $2,354 to cover deficit balances of customers who were introduced to the Company's clearing agent in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore no additional contingent liability is carried on the statement of financial condition for these transactions.

Regulatory Matters—In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2010

Stockholder's equity	$	8,244,492
Deductions:		
Nonallowable assets - certain receivables for commissions		3,507,608
Haircut on securities		142,483
Net capital		4,594,401
Amounts included in total liabilities which represent aggregate indebtedness:		
Commissions and accounts payable to affiliates		1,921,090
Commissions and accounts payable to non-affiliates		190,154
Federal income tax payable to affiliate		434,787
State income tax payable		218,127
Other liabilities		2,354
Total aggregate indebtedness		2,766,512
Capital requirement:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)		184,434
Net capital in excess of requirement	$	4,409,967
Ratio of aggregate indebtedness to net capital		0.60 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2010):
Schedule below displays differences between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 26, 2011.
Revised FOCUS Report was filed on February 22, 2011.

	As Amended	As Originally Filed	Net Change
Stockholder's equity	$ 8,244,492	$ 7,772,551	$ 471,941
Net capital	4,594,401	4,047,923	546,478
Total aggregate indebtedness	2,766,512	3,312,990	(546,478)
Minimum capital requirement	184,434	220,866	(36,432)
Net capital in excess of requirement	$ 4,409,967	$ 3,827,057	$ 582,910
Ratio of aggregate indebtedness to net capital	0.60 to 1	0.82 to 1	

The net change related to an adjustment to net income with a corresponding decrease in liabilities.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2010

The Company claims an exemption from the Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 23, 2011

CUNA Brokerage Services, Inc.
2000 Heritage Way
Waverly, Iowa 50677

In planning and performing our audit of the financial statements of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly-owned by CUNA Mutual Insurance Society, as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

To the Board of Directors and Management of
CUNA Brokerage Services, Inc.
Madison, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by CUNA Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating CUNA Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

CUNA Brokerage Services, Inc.'s management is responsible for the CUNA Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec. 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030027 FINRA DEC
CUNA BROKERAGE SERVICES INC 17*17
C/O CUNA MUTUAL GROUP
PO BOX 354
WAVERLY IA 50677-0354

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sharon McDonald 319-483-2291

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
189

2. A. General Assessment (item 2e from page 2) $ 8,717

B. Less payment made with SIPC-6 filed (exclude interest) (3,636)
7/29/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,081

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,081

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,081

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUNA Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 20 11.

VP and Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 10
and ending 12/31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 105,936,296

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____________

(2) Net loss from principal transactions in securities in trading accounts. ____________

(3) Net loss from principal transactions in commodities in trading accounts. ____________

(4) Interest and dividend expense deducted in determining item 2a. ____________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____________

(7) Net loss from securities in investment accounts. ____________

Total additions ____________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 101,754,532

(2) Revenues from commodity transactions. ____________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 455,100

(4) Reimbursements for postage in connection with proxy solicitation. ____________

(5) Net gain from securities in investment accounts. 174,207

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 65,756

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____________ ____________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________

Enter the greater of line (i) or (ii) ____________

Total deductions 102,449,595

2d. SIPC Net Operating Revenues $ 3,486,701

2e. General Assessment @ .0025 $ 8,717

(to page 1, line 2.A.)

CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

**Financial Statements as of and for the
Year Ended December 31, 2010, Independent Auditors' Report
Supplemental Schedules as of December 31, 2010, and
Supplemental Report on Internal Controls**